ADVISORY AGREEMENT

This Advisory Agreement ("Agreement") is entered into effective February 7th, 2011 (the "Effective Date"), by and between Genesis Biopharma, Inc., a Nevada corporation, located at 1601 N. Sepulveda Blvd., #632, Manhattan Beach, California 90266 ("Company"), and Robert Brooke, an individual residing at 5412 W. 149th Place, Unit 1, Hawthorne, CA 90250 (“Advisor").

WHEREAS, Company and Advisor desire for Advisor to provide those advisory services set forth herein;

NOW, THEREFORE, for and in consideration of the promises, covenants and undertakings set forth in this Agreement, the compensation to be paid as set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.           The term of this Agreement is from the Effective Date until the one (1) year anniversary of the Effective Date (the “Term”), unless sooner terminated as herein provided.

2.           The Advisor will submit for cancellation One Million Five-Hundred Thousand (1,500,000) shares of common stock held of the Company and hereby agrees not to sell any remaining shares of common stock for a period of one (1) year.

3.           Advisor will perform advisory services when and where reasonably directed by the Chief Executive Officer of Company or other officials of Company which the Chief Executive Officer may designate from time to time by written instructions to Advisor.  Advisor's services will generally consist of advisory services related to the development of therapeutic products, including availability for discussion by telephone of: (1) technical drug development plans; (2) proposed research agreements with contract research and manufacturing providers; (3) evaluation of business development and partnering opportunities; and (4) review of grant funding proposals. The exact topics or subjects of Advisor’s advisory discussions and the time to be devoted thereto will be reasonably determined by the Chief Executive Officer of Company.

4.           For being available to render and actually rendering such advisory services Company will issue Advisor monthly cash compensation of $3,750.  If applicable, Advisor will be reimbursed for reasonable and necessary travel and other business expenses actually incurred in rendering requested services hereunder, however, any individual expense in excess of $100 must be approved by the Chief Executive Officer prior to being incurred.  Expenses will be reimbursed monthly upon presentment of completed expense reports on forms normally used by Company (including all required receipts).

5.           Advisor understands and agrees that Advisor is not an employee of Company by virtue of this Agreement, and accordingly is not eligible under this Agreement for vacation or any other benefits except those expressly provided for in Section 4 above.

6.           Advisor also understands and agrees that all software, programs, programming documentation, disks, tapes, listings, drawings, designs, computer hardware, reports, computations, calculations, working papers and documents of every kind received or prepared by Advisor and any of Advisor's employees, agents and representatives under the terms of this Agreement will be and remain the sole property of Company and will be delivered to Company upon request and in any event, upon expiration or termination of this Agreement.  Company will have full and unlimited right to use all of the same, including the unlimited right to make, use, and/or sell any pre-existing inventions owned by Company whether patented or unpatented as incorporated in the same by Company without any claim or right for any additional compensation by Advisor or Advisor's officers, directors, employees, agents or representatives.

7.           It is recognized that some work Advisor will be called upon to perform hereunder, as well as information furnished Advisor by Company in connection therewith, is highly confidential to Company and/or third parties, including its business partners.  Accordingly, any and all such information developed or secured during the performance of services under this Agreement, including but not limited to, information regarding Company’s patents, business partners, investors, customers, distributors, sales representatives, sales, suppliers, business and marketing strategies, accounts, negotiations with potential customers, partners, venturers or acquisitions, product development, equipment and testing, heretofore or hereafter disclosed by or on behalf of Company to Advisor, shall be considered by Advisor to be confidential and shall not now or at any time hereafter be published, stated or used by Advisor for any purposes without Company’s prior written consent.  In the event of a breach or threatened breach by Advisor or Advisor’s employees, agents or representatives of any provision of this paragraph, Company shall, in addition to any other available remedies, be entitled to any injunction restraining Advisor or Advisor’s employees, agents or representatives from disclosing, in whole or in part, any such information or from rendering any services to any person, firm or corporation to whom any of such information may be disclosed or is threatened to be disclosed.

8.           The provisions of Sections 6 and 7 of this Agreement shall continue to be binding upon Advisor and Advisor’s employees, agents and representatives in accordance with their terms, notwithstanding the termination of this Agreement for any reason.

9.           Advisor acknowledges and agrees that, as an independent contractor, Advisor is solely responsible for the payment of any taxes and/or assessments imposed on account of the payment of compensation to or the performance of advisory services by Advisor and Advisor's employees, agents and representatives pursuant or prior to this Agreement, including, without limitation, any unemployment insurance tax, federal, state and local income taxes, federal Social Security (FICA) payments, state disability insurance taxes and foreign taxes.  Company shall not, by reason of Advisor's status as an independent contractor hereunder and the representations contained herein, make any withholdings or payments of said taxes or assessments from the compensation due Advisor hereunder, and any such withholding shall be for Advisor's account and shall not be reimbursed by Company to Advisor if those taxes are paid to the competent authority.  Advisor, if an unincorporated individual, expressly agrees to treat any compensation earned under this Agreement as self-employment income for federal, state and local tax purposes, and to make all payments of federal, state and local income taxes, unemployment insurance taxes, and disability insurance taxes when the same may become due and payable with respect to such self-employment compensation earned under this Agreement.  Advisor further agrees and undertakes to indemnify and hold harmless Company, its subsidiaries and affiliates and their officers, directors, agents, employees and their successors or heirs and any of them, from any and all liability, loss, damages, expenses, penalties and/or judgments arising out of any failure of Advisor to make any payment of taxes required to be made by Advisor under this paragraph or failure of Company to withhold any amounts on compensation paid hereunder.

10.           Waiver of Workers Compensation Coverage - In the event Advisor is determined or alleged to be an employee of Company covered by the California Workers' Compensation Act, as amended from time to time, rather than an independent contractor under said Act, Advisor hereby notifies Company that Advisor waives coverage under said Act and that Advisor retains all rights of action under common law.

11.           Company shall indemnify, defend and hold Advisor harmless from any and all claims, causes of action, demands, liabilities, losses, damages, costs, disbursements and expenses, including court costs and reasonable attorneys’ fees and expenses arising out of or relating to any such claim, that arise from or relate to Advisor’s provision of services to Company under this Agreement.  Notwithstanding anything to the contrary herein, Company shall not be obligated pursuant to the terms of this Agreement to indemnify Advisor with respect to any claim if (i) Advisor did not act in good faith or in a manner he reasonably believed to be in, or not opposed to, the best interests of Company with respect to such claim, or (ii) the claim is a criminal action or proceeding, and Advisor had reasonable cause to believe Advisor’s conduct was unlawful, or (iii) Advisor’s conduct constituted willful default, fraud or dishonesty in the performance or nonperformance of Advisor’s duties, or (iv) Advisor shall have been adjudged to be liable to Company with respect to such claim, or (v) otherwise prohibited by applicable law; or (vi) Advisor initiated or voluntarily brought such claim.

12.           Company may terminate this Agreement at any time upon written notice for "good cause." Termination for "good cause" shall include, without limitation, the following causes:

(a)	Advisor by reason of injury or illness being incapable for more than thirty (30) consecutive days of satisfactorily performing Advisor's duties as an Advisor under this Agreement;

(b)	Death of Advisor;

(c)	Advisor being charged with a crime punishable by imprisonment;

(d)
Advisor negligently performing Advisor’s duties hereunder, or otherwise failing to comply with any terms or conditions of this Agreement, and such negligent performance or failure to comply remaining uncured for more than fourteen (14) days after receipt of written notice.

13.           Advisor may terminate this Agreement if he is unable or unwilling to provide the services under the terms described herein and in such instances shall provide ten (10) days’ advance notice of such intent to Company in writing.

14.           This Agreement supersedes all previous agreements, written or oral, relating to Advisor’s employment by or rendering services to Company herein and shall not be changed orally, but only by a signed, written instrument to which both Company and Advisor are parties.  This Agreement and the rights and obligations hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and legal representatives, and shall also bind and inure to the benefit of any successor of Company, by merger or consolidation or any assignee of any or substantially all of the properties or assets of any of them.  This Agreement may be assigned by Company to an above successor or assignee and to any subsidiary or affiliate of Company.  Advisor is providing personal services hereunder, and Advisor shall not assign, transfer or subcontract Advisor’s obligations hereunder without the prior written consent of Company.

15.           This Agreement shall be construed in accordance with and governed by the laws of the State of California.  Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration conducted in the State of California before a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

ADVISOR:		COMPANY:
ROBERT BROOKE		GENESIS BIOPHARMA, INC.

By:	/s/ Robert T. Brooke	By:	/s/ Michael Handelman

		Name:	Michael Handelman

		Title:	CFO